Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 35

DATED AUGUST 24, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 35 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 13 dated January 11, 2006, Supplement No. 21 dated April 11, 2006, Supplement No. 25 dated June 13, 2006, Supplement No. 26 dated June 23, 2006, Supplement No. 27 dated June 27, 2006, Supplement No. 28 dated July 6, 2006, Supplement No. 29 dated July 14, 2006, Supplement No. 30 dated July 28, 2006, Supplement No. 31 dated July 31, 2006, Supplement No. 32 dated August 10, 2006, Supplement No. 33 dated August 21, 2006 and Supplement No. 34 dated August 18, 2006.  This supplement supersedes and replaces Supplement No. 34 in its entirety and updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies" as described below.  You should read this Supplement No. 35 together with our prospectus dated August 31, 2005 and each of the foregoing supplements thereto.

Business and Policies

This section updates the discussion contained in our prospectus under the heading "Business and Policies - Joint Ventures and Other Co-Ownership Arrangements," which begins on page 109 of the prospectus, as previously supplemented by Supplement No. 13, Supplement No. 21, Supplement No. 25, Supplement No. 26 and Supplement No. 30  and is inserted at the end of such discussion.

Joint Ventures and Other Co-Ownership Arrangements

On August 17, 2006, we purchased approximately 97,963 shares of the special voting stock of Minto Builders (Florida), Inc., referred to herein as MB REIT, for $1,276 per share and a total amount of $125,000,788.  The special voting stock was converted immediately into the common stock of MB REIT.

MB REIT Distributions

On August 17, 2006, MB REIT declared a cash distribution of $2 million paid to all common stockholders of record at the close of business on August 15, 2006.  As of this date, the Company owned approximately 92% of the outstanding common stock of MB REIT and received a total of approximately $1.8 million.

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus.  A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 13 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Property Transactions – Acquired Properties

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following properties on the respective dates indicated below.

IDS Center; Minneapolis, Minnesota

On August 17, 2006, MB REIT acquired, through MB Minneapolis 8th Street Limited Liability Company (referred to herein as MBM8S), a wholly-owned subsidiary formed for this purpose, a fee simple interest in a freestanding office property known as the IDS Center that contains a total of approximately 1.4 million gross leasable square feet.  The property is located at 80 South 8th Street in Minneapolis, Minnesota.  In connection with the transaction, MB REIT acquired ownership of approximately seventy-seven percent (77%) of the parking garage subject to a reciprocal easement agreement with the adjacent Marquette Hotel that includes a pro rata share of the income, expenses and capital expenditures of the parking garage.  IDS Center was built in 1972.  As of July 1, 2006, this property was eighty-nine percent (89%) occupied, with a total of approximately 1.2 million square feet leased to 126 tenants.  The property is located in the Minneapolis/St. Paul market area and the Minneapolis submarket.  The property competes in its submarket with at least seven (7) other office centers for tenants and at least two other comparable properties for retail tenants.

MBM8S purchased this property from an unaffiliated third party, 80 South Eighth, L.L.C., for approximately $277.9 million.  At closing , MBM8S assumed a mortgage loan in the principal amount of approximately $161.0 million from Teachers Insurance and Annuity Association of America, (referred to herein as Teachers IAA) and paid the remaining amount of the purchase price, approximately $116.9 million, in cash.  The interest rate of the loan is fixed at 5% per annum.  The terms of the loan require MBM8S to make monthly interest-only payments in the amount of approximately $670,833 until the loan matures in January 2010.  The unpaid principal balance and all accrued unpaid interest thereon (if not paid sooner) is due at maturity.  MBM8S may, under certain circumstances, prepay the unpaid principal balance of the loan, in whole but not in part, along with all other sums secured by the mortgage and a prepayment premium.  MBM8S’s obligations are secured by a first priority mortgage on the property.  MBM8S also granted a security interest to Teachers IAA in, among other things, all of the personal property owned by MBM8S at the property.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events.  If an event of default occurs under the loan, then, among other things, Teachers IAA may declare the entire outstanding balance of the loan, including all accrued and unpaid interest, any prepayment premiums, late charges and other amounts, to be immediately due and payable subject to customary cure rights granted to MBM8S.

In connection with the assumption of the loan, MBM8S has agreed to be liable to Teachers IAA for, among other things, losses caused by certain misconduct of MBM8S, for example, the commission of fraud or engaging in a prohibited transfer, rents derived from the property after an event of default that is the basis of a collection proceeding by Teachers IAA and losses arising under environmental laws or otherwise resulting from the presence of hazardous material on the property.  MB REIT, as the sole member of MBM8S, has agreed to guarantee payment and performance of these obligations of MBM8S and expenses related thereto.  MB REIT also has entered into a separate environmental indemnity agreement whereby it has agreed to indemnify Teachers IAA against losses and other costs related to violations of environmental laws, the presence or release of asbestos or other hazardous substances.  Claims under this environmental indemnity agreement are independent of the loan and are not secured by the lien of the mortgage or any other loan document.

MB REIT intends to make significant repairs or improvements to this property over the next twelve months (12) that are expected to cost approximately $1.27 million.  A majority of this $1.27 million will be utilized to pay for repairs and improvements to the underground parking garage, other parking, paving and sidewalk repairs and repairs to the building mechanical and electrical systems.  The tenants are obligated to pay a shared amount of certain other qualifying improvements pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

No tenant leases more than ten percent (10%) of the total gross leasable area of the property.

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may limit the liability for these expenses to a pro rata share in excess of the expenses for a specified base year.

Real estate taxes payable in 2006 for the tax year ended 2006 (the most recent tax year for which information is generally available) are approximately $6.3 million.  The real estate taxes payable were calculated by multiplying IDS Center's assessed value by a tax rate of 3.8%.

For federal income tax purposes, the depreciable basis in this property is approximately $208.5 million.  MB REIT calculates depreciation expense for tax purposes using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2006	10	31,908	560,421	3.09%
2007	17	60,032	1,017,485	5.79%
2008	16	104,936	1,807,335	10.91%
2009	26	33,374	670,125	4.54%
2010	15	90,245	1,518,521	10.78%
2011	20	199,590	3,141,701	25.00%
2012	3	119,303	1,393,014	14.78%
2013	4	57,988	842,397	10.49%
2014	5	149,713	2,128,222	29.59%
2015	9	222,446	2,891,673	57.11%

The table below sets forth certain information with respect to the occupancy rate at IDS Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot. The seller purchased this property in December 2004; therefore, the historical rent rolls for 2001, 2002 and 2003 are not available.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	90%	14.23
2004	90%	13.78

Sherman Town Center; Sherman, Texas

On August 17, 2006, MB REIT acquired, through MB Sherman Town Center, Limited Partnership (referred to herein as MBSherman), a wholly-owned subsidiary formed for this purpose, a fee simple interest in an existing retail center known as Sherman Town Center that contains approximately 378,659 gross leasable square feet (excluding ground lease space).  The center is located at Highway 75 North in Sherman, Texas.  Sherman Town Center was built in 2002.  As of August 1, 2006, this property was one hundred percent (100%) occupied, with approximately 378,659 square feet (excluding ground lease space) leased to thirty-three (33) tenants (including one ground lease tenant).  The subject is located in the Sherman market with a primary trade area.  This property competes with at least four (4) retail centers in its market area for tenants, sales or both.

MBSherman purchased this property from an unaffiliated third party, A-S 60 Hwy 75 - Loy Lake, L.P., for approximately $60.1 million.  At closing, MBSherman assumed the existing loan as the borrower of approximately $38.5 million from Wells Fargo Bank, N.A., as trustee for registered holders of the J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Pass-Through Certificates, Series 2004-CIBC1O, (referred to herein as Wells Fargo) and paid the remaining amount of the purchase price, approximately $21.6 million, in cash.  Approximately $300,000 of the $21.6 million cash payment is being held in escrow subject to a future loan earnout.  The seller will not receive the amount being held in escrow until the loan is defeased and the seller has paid all expenses and costs associated with the defeasance of the loan other than the payment of the unpaid principal balance and interest.

MBSherman’s obligations are secured by a first priority mortgage on the property.  MBSherman also granted a security interest to Wells Fargo in, among other things, all of the personal property owned by MBSherman at the property.  The annual interest rate of the loan is fixed at 4.95% per annum.  The terms of the loan require MBSherman to make monthly principal and interest payments in the amount of approximately $211,640 and monthly tax and insurance reserve payments until the loan matures in July 2014.  The unpaid principal balance and all accrued unpaid interest thereon (if not paid sooner) will be due at maturity.  MBSherman may only prepay the unpaid principal balance of the loan, in whole or in part, by incurring a prepayment premium; however, the loan may be defeased under certain circumstances, in whole but not in part, prior to maturity by substituting government securities for the property as collateral in an amount equal to the unpaid principal balance of the loan plus scheduled interest payments and by paying all other sums due under the loan documents.

The loan documents contain various customary events of default, including, among others, nonpayment of principal, interest, fees or other amounts; material representation or warranty that is materially false or misleading; violation of covenant prohibiting certain transfers and creation of certain encumbrances; and certain bankruptcy events.  If an event of default occurs under the loan, then, subject to the customary cure rights granted to MBSherman, Wells Fargo may declare the entire outstanding balance of the loan, including all accrued and unpaid interest, any prepayment premium and late charges and other amounts, to be immediately due and payable.

MBSherman also has agreed to indemnify Wells Fargo against losses suffered by Wells Fargo arising from, among other things, the presence or release of hazardous substances on the property.  MB REIT has agreed to guarantee the performance of the obligations of its subsidiary with respect to the foregoing environmental indemnity and with respect to certain other losses that may be caused by the certain acts of misconduct of its subsidiary, for example, any fraud or willful misconduct by the subsidiary in connection with the loan.

MB REIT does not intend to make significant repairs or improvements to these properties over the next few years.  However, if any repairs or improvements are required, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their leases.

MB REIT is of the opinion that the property is adequately covered by insurance.

Three tenants, Belk, Hobby Lobby and Cinemark USA, each lease more than ten percent (10%) of the total gross leasable area of the property.  The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:

Base Rent
	Approximate	% of	Per Square
	GLA Leased	Total	Foot Per	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Options	Beginning	To
Belk	73,777	19	3.25	4/5 yr.	03/04	01/10
			3.75		02/10	01/15
			4.25		02/15	01/20
			4.75		02/20	03/24

Hobby Lobby	65,000	17	7.25	3/5 yr.	04/04	04/09
			7.75		05/09	04/14
			8.25		05/14	04/19

Cinemark USA	38,597	10	14.50	4/5 yr.	12/03	12/23

In general, each tenant is required to pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants only require that the tenants pay these expenses up to a certain amount.

Real estate taxes payable in 2005 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $892,000.  The real estate taxes payable were calculated by multiplying Sherman Town Center’s assessed value by a tax rate of 2.707%.

For federal income tax purposes, the depreciable basis in this property is approximately $44.4 million.  MB REIT calculates depreciation expense for tax purposes, using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The following table sets forth certain information with respect to the expiration of leases currently in place at this property:

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases
2006	—	—	—	—
2007	—	—	—	—
2008	—	—	—	—
2009	10	31,314	539,692	13.22%

2010	4	24,965	385,515	10.65%
2011	—	—	—	—
2012	—	—	—	—
2013	2	7,108	122,600	3.74%
2014	7	46,190	830,698	25.98%
2015	5	79,387	828,571	31.68%

The table below sets forth certain information with respect to the occupancy rate at Sherman Town Center expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending December 31	Occupancy Rate as of December 31	Effective Annual Rental Per Square Foot ($)
2005	100%	10.67
2004	96%	10.68
2003	14%	14.13